FULL COURT CAPITAL SECURITIES LLC

FINANCIAL STATEMENT

DECEMBER 31, 2025

Public Document

FULL COURT CAPITAL SECURITIES LLC
FINANCIAL STATEMENT
DECEMBER 31, 2025

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71131

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2025___ AND ENDING ___12/31/2025___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Full Court Capital Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__30 Headley Place__
(No. and Street)

__Maplewood__	__NJ__	__07040__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Dawkins	917-746-3533	greg@fullcourt.capital
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Meisel, Tuteur & Lewis, P.C.__
(Name – if individual, state last, first, and middle name)

105 Eisenhower Parkway, Suite 203	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

September 29, 2009	3861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Dawkins _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Full Court Capital Securities, LLC _____, as of December 31, _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Gregory Dawkins*

Title: Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
 Full Court Capital Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Full Court Capital Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Full Court Capital Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Full Court Capital Securities, LLC's management. Our responsibility is to express an opinion on Full Court Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Full Court Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Full Court Capital Securities, LLC's auditor since 2024.

Roseland, New Jersey
March 24, 2026

FULL COURT CAPITAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
Cash	$	99,796
Accounts receivable		142,750
Other assets		1,635
TOTAL ASSETS	$	244,181
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	3,046
Due to related party		6,458
Deferred revenue		15,125
TOTAL LIABILITIES		24,629
MEMBER'S EQUITY		219,552
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	244,181

The accompanying notes are an integral part of this financial statement

FULL COURT CAPITAL SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Full Court Capital Securities LLC (the "Company") is incorporated in the state of Delaware. The Company is a wholly-owned subsidiary of Full Court Capital Holdco LLC (the "Parent"). The Company is headquartered in Maplewood, NJ. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in private placements and mergers and acquisitions to institutional investors in the United States. The Company entered into its Membership Agreement with FINRA, was approved for registration on March 5, 2024 and began operations shortly thereafter.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities. Actual results could vary from the estimates that were assumed in preparing the financial statement.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of presentation on the statement of financial condition, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the U.S. Federal government. At December 31, 2025, there were no investments classified as cash equivalents.

Accounts Receivable

The Company recognizes an allowance for credit losses in accordance with *Financial Instruments – Credit Losses* (ASC 326). ASC 326 requires immediate recognition of current expected credit losses ("CECL") for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2025, the Company did not have any off-balance sheet credit exposures that required an allowance for credit losses.

Accounts receivable consists of advisory services revenue earned from closed transactions due under normal trade terms. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company individually evaluates accounts receivable for uncollectability once it becomes past due and would record a reserve if required. The Company determined that the credit risk, as defined by ASC 326, associated with its receivables is de minimis and not significant to the financial statements as of December 31, 2025. Accordingly, the Company has not recorded an allowance for credit losses at December 31, 2025 for its receivable balance of $142,750.

Other Assets

Other assets are comprised of prepaid expenses, deposits, and other assets generated in the normal course of business.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include accruals for professional, third-party services, and other payables.

Due to/from Related Parties

The Company has amounts due to/from related parties and entities per an expense sharing agreement between the Company and its affiliated Parent, primarily for payroll, professional fees, and other expenses paid on behalf of the Company by the Parent.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, no income taxes are reflected in the accompanying financial statement.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The U.S. Federal jurisdiction and New Jersey are the major tax jurisdictions where the Parent files income tax returns. No interest expense or penalties have been assessed for the year ended December 31, 2025.

Recently Issued and Adopted Accounting

No new accounting pronouncements were adopted during the year ended December 31, 2025 that materially impacted the Company's financial statement and related disclosures.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital computed under 15c3-1 was $75,167 at December 31, 2025, which exceeds required net capital of $5,000 by $70,167. The ratio of aggregate indebtedness to net capital at December 31, 2025 was 0.327.

NOTE 4.   CONCENTRATIONS IN SALES TO CUSTOMERS

During the year ended December 31, 2025, the Company had contracts with three clients that made up approximately 97% of total accounts receivable. The ultimate collectability of a substantial portion of the Company's accounts receivable is susceptible to changes in the market conditions in the associated client's industry. As of December 31, 2025, the accounts receivable balance of $142,500 was due from these three clients.

NOTE 5.   RELATED PARTY TRANSACTIONS

The Company shares various administrative services with the Parent. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. The use of office space is provided to the Company by the Parent. Under the terms of the agreement, certain expenses of the Parent such as payroll costs, technology expenses, and office expenses are allocated to the Company. As of December 31, 2025, the Company has a balance due to the Parent of $6,458 for shared payroll and technology expenses.

NOTE 6.   SEGMENT REPORTING

The Company adopted Accounting Standards Update (ASU) 2023-7, *Disclosure of Financial Information for a Single Segment Entity*. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment. The Company operates as a single reportable segment, focusing on broker dealer services for mergers and acquisitions advice and private placement of securities activities, under the umbrella of financial advisory services. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM) its managing partner. As a result of operating as a single segment entity, the Company's financial statement reflects its overall performance without disaggregation into multiple segments.

NOTE 7.   COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

NOTE 8.   RISK MANAGEMENT

The Company derives substantially all of its capital from its Parent. In the event that the Parent were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubt about the Company's ability to continue as a going concern for a reasonable time period. The Parent has given no indication that it plans to cease providing support to the Company.

In the normal course of business, the Company encounters economic risk (mainly credit risk). Credit risk arises from the Company's investment banking activities. These transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and requirements are not sufficient to fully cover losses which customers may incur.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

At various times during the year, the Company has maintained deposits with financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

NOTE 9.   SUBSEQUENT EVENTS

The Company has considered subsequent events and transactions through March 24, 2026, the date the financial statements was issued, noting no material events requiring disclosure or recognition in the Company's financial statement.



MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Full Court Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(1) and (4), in which (1) Full Court Capital Securities, LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Full Court Capital Securities, LLC stated that the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities arrangements, and (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (PAB) (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

Full Court Capital Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Full Court Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Full Court Capital Securities, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 24, 2026

FULL COURT CAPITAL SECURITIES LLC
EXEMPTION REPORT
DECEMBER 31, 2025

FULL COURT CAPITAL SECURITIES LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement arrangements and mergers and acquisitions advisory services throughout the most recent fiscal year ending December 31, 2025, without exception; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year ending December 31, 2025.

I, Gregory Dawkins, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Gregory Dawkins
_____
Gregory Dawkins, Managing Partner
March 19, 2026